Exhibit 99.1

Corporate Communications

CNH Industrial announces voting results of Annual General Meeting and publication of 2017 Sustainability Report

Today, CNH Industrial N.V. shareholders approved the resolutions concerning:

•	2017 EU Annual Report
•	Dividend of €0.14 per common share
•	Re-appointment of all executive and non-executive directors
•	Re-appointment of independent auditor
•	Reauthorization to issue shares, to grant rights and to restrict statutory pre-emptive rights
•	Replacement of the existing authorization to the Board of the authority to acquire common shares in the capital of the Company

London, April 13, 2018

CNH Industrial N.V. (NYSE: CNHI / MI: CNHI) shareholders at the Annual General Meeting (“AGM”), held today in Schiphol-Rijk, the Netherlands, approved the Company’s 2017 EU Annual Report (including the Company’s 2017 statutory financial statements) and a dividend of €0.14 per common share, equivalent to a total distribution of approximately €190 million.

Sergio Marchionne and Richard J. Tobin were re-elected as executive directors (the latter until his departure on April 27, 2018). Mina Gerowin, Suzanne Heywood, Léo W. Houle, Peter Kalantzis, John Lanaway, Silke C. Scheiber, Guido Tabellini, Jacqueline A. Tammenoms Bakker and Jacques Theurillat were re-elected as non-executive directors. In addition, Ernst & Young Accountants LLP was reappointed as independent auditor of the Company.

Shareholders also renewed and extended for another period of five years the existing delegations to the Board as authorized body to issue shares, to grant rights and to restrict statutory pre-emptive rights and replaced the existing authorization for the Board to repurchase up to a maximum of 10% of the Company’s issued common shares. The authorization is an instrument available to the Board of Directors, but places no obligation on the Company to repurchase its own shares. Under the authorization, which is valid for a period of 18 months from the date of the AGM, the Board may repurchase the Company’s common shares in compliance with applicable regulations, subject to certain maximum and minimum price thresholds.

CNH Industrial N.V.

25 St. James’s Street

London, SW1A 1HA

United Kingdom

Full details of the resolutions approved today and the executive directors’ speeches are available on the Company’s website (www.cnhindustrial.com).

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The dividend will be paid on May 2, 2018.

The record date for the dividend will be April 24, 2018 on both the MTA and the NYSE and the outstanding common shares will be quoted ex-dividend from April 23, 2018.

Shareholders holding the Company’s common shares on the record date that are traded on the NYSE will receive the dividend in U.S. dollars at the official USD/EUR exchange rate reported by the European Central Bank on April 19, 2018.

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Concurrently with the AGM, the Company published its 2017 Sustainability Report. This Report was prepared in accordance with the GRI Standards, the main international framework for reporting on governance, environmental and social themes, and the AA1000 AccountAbility Principles Standard.

To view the 2017 Sustainability Report online, please visit the following link: cnhindustrial.com/2017_sustainability_report

CNH Industrial N.V. (NYSE: CNHI /MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to the Company is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines and transmissions. More information can be found on the corporate website: www.cnhindustrial.com

Media contact:

CNH Industrial Corporate Communications

Tel: +44 (0)20 776 0346

Email: mediarelations@cnhind.com